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                          Independent Auditors' Consent



To the Shareholders and Board of Directors of the BNY Hamilton Funds, Inc.:

We consent to the use of our report dated February 17, 1999 with respect to BNY Hamilton Funds, Inc. (including the BNY Hamilton Equity Income Fund, BNY Hamilton Large Cap Growth Fund, BNY Hamilton Small Cap Growth Fund, BNY Hamilton International Equity Fund, BNY Hamilton Intermediate Government Fund, BNY Hamilton Intermediate Investment Grade Fund, BNY Hamilton Intermediate New York Tax-Exempt Fund, BNY Hamilton Intermediate Tax-Exempt Fund, BNY Hamilton Money Fund, and the BNY Hamilton Treasury Fund), incorporated herein by reference and to the references of our Firm under the headings "Financial Highlights" in each of the Funds' Prospectuses and Fund, Shareholder and Other Services in the Statement of Additional Information.



                                                  KPMG LLP


New York, New York
April 28, 1999